Exhibit 99.3

Page 1 of 7 AgomAb Therapeutics Naamloze vennootschap / Limited liability company Gevestigd in het Vlaams Gewest / Located in the Flemish Region Met adres te / with address at 2600 Berchem, Posthoflei 1 bus 6 RPR / RLE Antwerpen afdeling / section Antwerpen BTW / VAT BE 0674.527.310 (de Vennootschap / the Company) VOLMACHT - POWER OF ATTORNEY De ondergetekende/ The undersigned: Benaming/ Corporate name: …………………………………………………............ Juridische vorm/ Corporate form: …………………………………………………............ Zetel/ Registered address: …………………………………………………............ Vertegenwoordigd door (voor- en achternaam en hoedanigheid)/ Represented by (first name, last name and capacity): …………………………………………………............ of/or Voor- en achternaam/ First name and last name: …………………………………………………............ Adres/ Address: …………………………………………………............ Eigenaar van/ Owner of: ……….................………...gewone aandelen van de Vennootschap/ common shares of the Company stelt hierbij volgende persoon1 aan tot bijzondere volmachtdrager, met recht van substitutie en subdelegatie, om ondergetekende te vertegenwoordigen op de gewone algemene vergadering van de Vennootschap van 26 mei 2026 om 16:00 (CEST), evenals op iedere andere algemene vergadering met dezelfde agenda die later zou worden gehouden wegens uitstel of verdaging van voornoemde vergadering: hereby appoints following person1 as special proxy holder, with the right to substitute and subdelegate, to represent the undersigned at the Company’s annual general meeting on May 26, 2026 at 4pm (CEST), as well as at any other general meeting with the same agenda which would be held on a later date should the aforementioned meeting be delayed or adjourned: ☐ Ellen Lefever, general counsel met professioneel adres te / with professional address at Posthoflei 1/6, 2600 Antwerpen (Berchem); of/or ☐ ……………………………………………………………………………………………… (hierna de “volmachtdrager” / hereinafter the “proxy holder”) 1 Gelieve uw keuze aan te duiden en, indien nodig, aan te vullen - bij gebrek aan keuze zal Ellen Lefever, general counsel, worden aangesteld. / Please tick the appropriate box and complete if necessary - in the abcense of a choice, Ellen Lefever, general counsel, will be appointed.

Page 2 of 7 Agenda en voorstellen van besluit met steminstructies/ Agenda and proposed resolutions with voting instructions Voor/ for: Tegen/ against: Onthouding/ Abstain: Agenda en voorstellen van besluit/ Agenda and proposed resolutions Geen stem nodig/No vote needed 1. Voorlegging ter informatie en bespreking van de geconsolideerde jaarrekening opgemaakt (op vrijwillige basis) in overeenstemming met de International Financial Reporting Standards en daarmee samenhangende bijkomende informatie en uiteenzettingen aangaande het boekjaar afgesloten op 31 december 2025. For information purposes only, acknowledgement and discussion of the consolidated financial statements prepared (on a voluntary basis) in accordance with International Financial Reporting Standards, and additional related information and explanations, for the financial year ended December 31, 2025. Geen stem nodig/No vote needed 2. Kennisname en bespreking van het ontwerp van de enkelvoudige jaarrekening, het verslag van de Raad van Bestuur, en het commissarisverslag aangaande het boekjaar afgesloten op 31 december 2025. Acknowledgement and discussion of the statutory financial statements, the report of the Board of Directors and the statutory auditor’s report for the financial year ended December 31, 2025. ☐ ☐ ☐ 3. Goedkeuring van de enkelvoudige jaarrekening aangaande het boekjaar afgesloten op 31 december 2025 en van de resultaatsbestemming zoals voorgesteld door de Raad van Bestuur. Voorstel van besluit: De algemene vergadering beslist om de enkelvoudige jaarrekening aangaande het boekjaar afgesloten op 31 december 2025 goed te keuren, evenals de resultaatsbestemming zoals voorgesteld door de Raad van Bestuur. Approval of the statutory financial statements for the financial year ended December 31, 2025 and of the allocation of the result as proposed by the Board of Directors. Proposed resolution: The general meeting resolves to approve the statutory financial statements for the financial year ended December 31, 2025 and of the allocation of the result as proposed by the Board of Directors.

AGOMAB

Voor/ *for:*	Tegen/ *against*:	Onthouding/ *Abstain*:	Agenda en voorstellen van besluit/ *Agenda and proposed resolutions*
☐	☐	☐	4. Kwijting aan de huidige en voormalige leden van de Raad van Bestuur en de commissaris voor de uitoefening van hun respectievelijk mandaten uitgeoefend tijdens het boekjaar afgesloten op 31 december 2025, alsook kwijting voor het niet houden van de gewone algemene vergadering in het jaar 2025 op de datum zoals bepaald in de statuten. Voorstel van besluit: De algemene vergadering verleent kwijting aan elke huidige en voormalige bestuurder, inclusief de voormalige bestuurder Xiaoming Fang die ontslag nam met ingang van 16 januari 2026, en de commissaris, voor alle aansprakelijkheid voortvloeiend uit de uitoefening van hun respectievelijke mandaten gedurende het boekjaar afgesloten op 31 december 2025. De algemene vergadering verleent eveneens kwijting aan elke huidige en voormalige bestuurder voor het niet houden van de gewone algemene vergadering in het jaar 2025 op de datum zoals deze bepaald is in de statuten. *Discharge to the current and former members of the Board of Directors and the statutory auditor in respect of the performance of their respective duties during the financial year ending on December 31, 2025, as well as discharge for failing to hold the annual general meeting in the year 2025 on the date specified in the articles of association.* *Proposed resolution: The general meeting grants discharge to each current and former director, including the former director Xiaoming Fang who resigned with effect from January 16, 2026, and the statutory auditor, for all liability arising from the exercise of their respective mandates during the financial year ended December 31, 2025. The general meeting also grants discharge to each current and former director for failing to hold the annual general meeting in the year 2025 on the date specified in the articles of association.*
☐	☐	☐	5. Herbenoeming van de heer Ohad Hammer als lid van de Raad van Bestuur. Voorstel van besluit: Op voorstel van de raad van bestuur en in overeenstemming met het advies van het remuneratie-, benoemings- en corporate governance comité van de Vennootschap, besluit de algemene vergadering om de heer Ohad Hammer, die

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Page 4 of 7 Voor/ for: Tegen/ against: Onthouding/ Abstain: Agenda en voorstellen van besluit/ Agenda and proposed resolutions woonplaats kiest op de zetel van de Vennootschap, te herbenoemen als bestuurder voor een periode van één jaar die einde neemt onmiddellijk na de algemene vergadering te houden in 2027. Het mandaat van de heer Ohad Hammer is bezoldigd. Voor de uitoefening en duur van zijn mandaat heeft de heer Hammer recht op de jaarlijkse remuneratie zoals goedgekeurd door de buitengewone algemene vergadering van aandeelhouders van de Vennootschap op 15 januari 2026 en zoals vastgesteld in de notariële akte van 9 februari 2026. Reappointment of Mr. Ohad Hammer as a member of the Board of Directors. Proposed resolution: As proposed by the Board of Directors and in accordance with the recommendation of the Company’s remuneration, nomination and corporate governance committee, the general meeting resolves to reappoint Mr. Ohad Hammer, who elects domicile at the Company’s registered office, as a director for a term of one year ending immediately after the annual general meeting to be held in 2027. Mr. Ohad Hammer’s mandate is remunerated. For the performance and duration of his mandate, Mr. Hammer is entitled to the annual remuneration as approved by the extraordinary general meeting of shareholders of the Company on January 15, 2026 and as determined in the notarial deed of February 9, 2026. ☐ ☐ ☐ 6. Herbenoeming van de heer Tim Knotnerus als lid van de Raad van Bestuur. Voorstel van besluit: Op voorstel van de raad van bestuur en in overeenstemming met het advies van het remuneratie-, benoemings- en corporate governance comité van de Vennootschap, besluit de algemene vergadering om de heer Tim Knotnerus, die woonplaats kiest op de zetel van de Vennootschap, te herbenoemen als bestuurder voor een periode van vier jaar die einde neemt onmiddellijk na de algemene vergadering te houden in 2030. Het mandaat van de heer Tim Knotnerus als bestuurder is onbezoldigd. Reappointment of Mr. Tim Knotnerus as a member of the Board of Directors. Proposed resolution: As proposed by the Board of Directors and in accordance with the recommendation of the Company’s

AGOMAB

Voor/ *for:*	Tegen/ *against*:	Onthouding/ *Abstain*:	Agenda en voorstellen van besluit/ *Agenda and proposed resolutions*
			remuneration, nomination and corporate governance committee, the general meeting resolves to reappoint Mr. Tim Knotnerus, who elects domicile at the Company's registered office, as a director for a term of four years ending immediately after the annual general meeting to be held in 2030. Mr. Tim Knotnerus' mandate as director is unpaid.
☐	☐	☐	7. Vaststelling van de bezoldiging van de commissaris. Voorstel van besluit: Zoals voorgesteld door het auditcomité, besluit de algemene vergadering om de verhoging van de bezoldiging van de commissaris naar EUR 237.530 voor de controlewerkzaamheden met betrekking tot de statutaire jaarrekening en de geconsolideerde jaarrekening aangaande het boekjaar afgesloten op 31 december 2025 en het boekjaar eindigend op 31 december 2026 goed te keuren en, voor zover als nodig, te bekrachtigen. Dit bedrag is exclusief diverse kosten, IBR-IRE bijdrage en BTW, en is onderworpen aan een indexering voor het boekjaar 2026. *Determination of statutory auditor's fee.* *Proposed resolution: As proposed by the Company's audit committee, the general meeting resolves to approve, and insofar as necessary, ratify the increase of the statutory auditor's fee to EUR 237,530 for the audit of the statutory financial statements and the consolidated financial statements for the financial year ended December 31, 2025 and the financial year ending on December 31, 2026. This amount is exclusive of various expenses, the IRE/IRB fee and VAT and is subject to indexation for financial year 2026.*

Bevoegdheden van de volmachtdrager/ *Powers of the proxy holder*

De volmachtdrager krijgt hierbij de bevoegdheid om namens ondergetekende:
The proxy holder is hereby granted the power to, on behalf of the undersigned:

- deel te nemen aan alle beraadslagingen en namens ondergetekende te stemmen of zich te onthouden over alle agendapunten en voorstellen van besluit vermeld op de agenda zoals hierboven is aangegeven;
  participate in any and all deliberations, and vote on, or abstain from voting, on behalf of the undersigned all items and proposed resolutions mentioned on the agenda, as set out above;

- deel te nemen aan elke andere vergadering met dezelfde agenda, indien de eerste vergadering zou zijn verdaagd of uitgesteld of niet regelmatig zou zijn samengeroepen;

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Page 6 of 7 participate in any other meeting with the same agenda, if the first meeting would have been adjourned or postponed or would not have been regularly convened; - indien punten op de agenda worden gewijzigd of nieuwe punten aan de agenda van de vergadering worden toegevoegd, te stemmen over zulke punten zo hij/zij geschikt acht; if items on the agenda are changed or new items are added to the agenda of the meeting, vote on such items as he/she deems appropriate; - de aanwezigheidslijst, de notulen van de vergadering en alle bijlagen die daaraan zouden worden gehecht, te ondertekenen; en sign the minutes of the meeting, the attendance list and all annexes; and - in het algemeen, alles te doen wat nodig of nuttig zal blijken voor de uitvoering van deze lastgeving, met belofte van bekrachtiging. in general do everything the proxy holder will deem useful or necessary promising ratification if necessary. Steminstructies / voting instructions Ondergetekende is er uitdrukkelijk mee akkoord dat / the undersigned explicitly agrees that: - ingeval van afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd "voor" het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven; in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote "for" of the proposal for such items for which no or an unclear voting instruction is given; - De volmachtdrager namens ondergetekende zal stemmen in overeenstemming met de hierboven gegeven instructies; en The proxy holder will vote on behalf of the undersigned in accordance with the instructions given above; and - ondergetekende alle handelingen goedkeurt en bekrachtigt die door de volmachtdrager zijn verricht in uitvoering van deze volmacht. the undersigned hereby ratifies and approves all acts carried out by the proxy holder pursuant to this proxy. Varia / miscellaneous Een ingevulde en ondertekende volmacht zal beschouwd worden als geldige kennisgeving zoals beschreven in de uitnodiging voor de algemene vergadering op voorwaarde dat deze per e-mail verstuurd worden naar ellen.lefever@agomab.com en uiterlijk op woensdag 20 mei 2026 om 23:59 (CEST) toekomt. A completed and signed power of attorney will be considered a valid notification as described in the invitation to the shareholders’ meeting provided that it is sent by email to ellen.lefever@agomab.com and is received no later than Wednesday May 20, 2026 at 11:59 pm (CEST). Deze volmacht voor de algemene vergadering is opgesteld in het Nederlands. De Engelse vrije vertaling wordt louter ter informatie verstrekt. In geval van afwijkingen of interpretatieverschillen tussen beide versies, heeft de Nederlandstalige versie steeds voorrang. This power of attorney for the annual general meeting has been drawn up in Dutch. The English free translation is provided for information purposes only. In the event of any discrepancies or differences in interpretation between the two versions, the Dutch version shall always take precedence.

Page 7 of 7 Aldus getekend te/ signed at op/ on Voor/ for:________________________ Naam/ Name: Titel/ Title: